Exhibit 99.7

CONSENT OF QUALIFIED PERSON

March 18, 2014

I, Wayne W. Valliant, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” (the “Technical Report”), prepared for New Gold Inc. and dated February 28, 2014.

This Technical Report is being filed on a voluntary basis and as a general update by New Gold Inc. and is not filed as a requirement of National Instrument 43-101.

(Signed) “Wayne W. Valliant”

Wayne W. Valliant, P.Geo.

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